May 16, 2016

Pandora Media, Inc.
2101 Webster Street, Suite 1650
Oakland, CA  94612

To:	Jim Feuille, Chairman of the Board
CC:	Board of Directors

Dear Mr. Feuille,

We felt it would be productive to reach out and share our updated views given the events which have transpired in the weeks following our last discussion on March 28, 2016.  As a reminder, Corvex is an investment advisor with a fundamental-based value-oriented strategy.  We focus on investing in high quality, North American businesses in industries with positive secular tailwinds, and we look for situations where change and event-specific volatility enable us to buy the securities of strong businesses at discounts to intrinsic value.  We believe in engaging regularly with the management teams of our portfolio companies with the goal of developing long-term relationships underpinned by constructive two-way dialogue.  As of today, Corvex funds hold beneficial or economic ownership of approximately 22.7 million shares and share equivalents of Pandora representing approximately 9.9% of the company, making us Pandora’s largest shareholder1.

We are optimistic that the Board of Directors and management share our view that Pandora provides a great product with differentiated features, unique scale and engagement, rich data and targeting abilities, and strong consumer brand awareness.  Ongoing share gains from terrestrial radio and the gap between consumer time spent on mobile media and the amount of dollars spent by advertisers on mobile advertising should provide a long runway of secular growth for Pandora’s core internet radio business.  We also hope you share some of the frustration of stockholders over the company’s poor absolute stock price performance, stock price underperformance relative to the market, and stock price underperformance relative to industry peers over the last year, two years, three years, and since the company’s initial public offering, respectively2.

We have become increasingly concerned that the company may be pursuing a costly and uncertain business plan, without a thorough evaluation of all shareholder value-maximizing alternatives.  For the reasons set forth below, we urge the company to immediately engage an independent investment bank with a fresh perspective and without any prior history of advising the company to advise on a value maximization process – including the execution of a sales process – and to evaluate the results against other options including the risk-adjusted value of continuing to operate on a standalone basis.

Despite its many strengths, the company has been unable to date to translate its great product into a great business with an attractive public market valuation.  In our discussions we have tried to thoughtfully express our concerns regarding Pandora’s share price underperformance (as shown in the table above) and poor equity currency (which both reduces future capital allocation optionality and weakens employee morale); questionable capital allocation decisions (including the rich price paid for the TicketFly acquisition and the timing of the company’s convertible
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1 Based on most recent publicly filed form 13F data, as compiled by Bloomberg.
2 Based on stock price returns through May 13, 2016.  Market relative performance calculated versus S&P 500 Index and industry relative performance calculated versus Dow Jones Internet Index.  IPO June 14, 2011.

debt issuance); poor investor communications (including a greater than 10% stock price decline in the trading day following 12 of the 14 most recent quarterly earnings releases); lack of senior management equity ownership (former Chairman/CEO Brian McAndrews, President/CFO Mike Herring, and new CEO/Founder Tim Westergren own 0.4%, 0.3% and 1.8% of the company, respectively3); and substantial stock-based compensation (in excess of 100% of Adjusted EBITDA in recent years and expected to grow 36% year-over-year based on management’s recent guidance).  We believe the market is giving the company’s current strategy a vote of no confidence, leaving shares 55% below their 52 week high despite the massive importance of the successful and fair conclusion of the Copyright Royalty Board (CRB) process in December 20154.  Some market participants believe Pandora’s expensive push into adjacent business lines reflects a belated admission that growth in the core ad-supported internet radio business has stalled, while others simply do not trust management to execute on future opportunities in a manner which creates value for shareholders.

As you know, we delivered a Notice of Intent to Nominate Directors to the Board for election at Pandora’s 2016 Annual Meeting with three nominees given how strongly we felt about adding new voices to the company’s Board during this critical and uncertain time.  Based on various conversations with you and other members of the Board, including former CEO and Chairman Brian McAndrews, we withdrew our notice based on our understanding of your openness to considering all paths to enhance shareholder value, and your willingness to appoint Anthony Vinciquerra (who was not one of our nominees) to the Board of Directors, feeling at the time this decision was the best path forward for shareholders.  Given the nature of our various discussions, we were surprised by the appointment of Tim Westergren as CEO replacing Mr. McAndrews (as well as Mr. McAndrews’s immediate departure from the Board) on the morning of Monday, March 28, 2016.  As you know, this management and Board change had not been addressed in any of our conversations, including at the time of our notice withdrawal on Wednesday, March 23, 2016 – which we do not believe was a coincidence.

Exacerbating the situation, Mr. Westergren’s public statements after his appointment as CEO appear to indicate a “business as usual” approach at best, while at worst they suggest an unwillingness to consider a sale regardless of the price offered to shareholders or the cost and uncertainty inherent in a standalone business plan.

“We have never been more committed to our long-term growth strategy.”5

“If you want to sell a company, you don't do that by spending half a billion on acquisitions and hiring a new CEO.”6

“Being CEO is like managing my band. It’s got all the same things. The chances of success are almost zero. It’s a creative endeavor with lots of artistic differences. You’re poor as s***. You’ve got financial stress. It’s the same thing.”7

“That’s the frame that we bring to this. This is something that your average musician can use. And if it’s not, then it’s a waste of f****** time. It’s another product built by some software engineer or a music fanatic who doesn’t know what it’s like to be an artist.”7

We appreciated Mssrs. Westergren and Herring taking the time to speak with us via conference call on April 29, 2016 and to meet with us on May 5, 2016 at Pandora’s New York offices.  We found Mr. Westergren to be affable and passionate in his beliefs regarding artists and the music ecosystem, and we continue to be impressed by the sheer volume of responsibilities under Mr. Herring’s direct care.  However, we do not understand why Mr. Westergren has not purchased stock despite Pandora’s significant share price declines and his optimism and confidence in the company’s business plan (nor has anyone else on the Board of Directors).  More importantly, we find it difficult to reconcile Mr. Westergren’s idealism and music industry evangelism with the goal of maximizing risk-adjusted shareholder value and your responsibilities to investors.  Moreover, Mr. Westergren’s public statements suggest he has no intention of comparing alternative options such as a sale with the company’s current

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3 Based on the company’s most recent proxy filing.
4 Based on a closing stock price of $10.10 on May 13, 2016.
5 “Pandora's 'New' CEO Tim Westergren on Evangelism, Global Expansion and Working with the Music Industry: Q&A,” Billboard.  March 30, 2016.
6 “Music streaming service Pandora returns to its roots,” Reuters.  April 5, 2016.
7 “Inside Pandora's Plan To Reinvent Itself—And Beat Back Apple And Spotify,” Fast Company.  April 26, 2016.

strategy, which contradicts our understanding of the Board’s openness to all paths to maximize shareholder value based on our previous conversations.  Pandora increasingly competes against some of the largest, most sophisticated and well-capitalized companies in the world, many of whom do not need a music service to be a profitable business in its own right.  We believe the company could face difficult choices and tough negotiations in its attempts to secure on-demand rights from record labels.  Given the declines in equity value shareholders of Pandora have suffered in recent years, there is reason for concern about the future.  We believe now is a time to thoroughly evaluate all options with objectivity and an open mind, not a time to zealously pursue a single path.

Let us be clear – it remains our firm belief that the company should immediately explore the potential value to shareholders that could be realized in a sale transaction, and to evaluate the results of a fulsome sales process against other options including the risk-adjusted value of continuing to operate on a standalone basis.  While we are not pre-judging the outcome, we believe there is likely to be significant strategic interest in the company at a substantial premium to the company’s recent stock price, as well as to the long-term, risk-adjusted standalone trading value, from multiple potential buyers including large internet platform companies, handset makers, integrated communications companies, media conglomerates, and other music companies.  Pandora’s logged-in mobile user base, deep reach and engagement, and differentiated song recommendation engine are unique assets, and we believe a large, well-capitalized acquirer could further accelerate the company’s competitive advantages over time through synergies in areas such as technology and engineering, ad monetization, and customer acquisition and marketing.  Simply put, we believe Pandora can become an even more differentiated product and a more valuable business as a part of a larger enterprise.

As such, we believe the Board of Directors would be doing a clear disservice to shareholders by signing potentially business-altering direct deals and spending significant additional capital on non-core growth initiatives without first obtaining an accurate measure of Pandora’s value to an acquirer, particularly in the new industry landscape created by the completion of the CRB process.  Due to our growing concern that management and the Board of Directors no longer appear willing to consider all paths to maximize shareholder value, we feel compelled to share our views publicly.  We urge the company to immediately engage an independent investment bank with a fresh perspective and no prior relationship with the company to advise on a value maximization process including a thorough sales process.  We encourage you to update shareholders on your plans as soon as possible.  Additionally, we reiterate our previous offer to sign a confidentiality agreement in order to further our discussion and facilitate additional dialogue.  We look forward to a shareholder discussion on these issues in the coming weeks and we welcome your feedback.

Sincerely,

Keith Meister
Managing Partner
Corvex Management

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